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06012769

SEC FILE #82-1852

ATLAS PACIFIC LIMITED
A.B.N. 32 009 220 053

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of members of Atlas Pacific Limited will be held at 128 Hay Street, Subiaco, Western Australia on Tuesday 30th May 2006 at 11:30 pm WST.

GENERAL BUSINESS

To receive the Financial Statements and the Reports of the Directors and Auditor for the year ended 31 December 2005.

To consider and if thought fit to pass the following resolutions:

SUPPL

1. **Re-election of Director**
   As an Ordinary Resolution to re-elect a Director retiring by rotation:

   "In accordance with regulation 3.6 of the Constitution, Mr George Robert Warwick Snow retires and, being eligible, offers himself for re-election."

2. **Election of Director**
   As an Ordinary Resolution to elect a Director who was appointed since the last annual general meeting of Shareholders:

   "In accordance with regulation 3.3(a) of the Constitution, Mr Stephen Paul Birkbeck retires as a director having been appointed by the Board since the last annual general meeting and, being eligible, offers himself for election."

3. **Remuneration of Non Executive Directors**
   As an Ordinary Resolution to increase the maximum aggregate remuneration of non-executive directors:

   "In accordance with Listing Rule 10.17, and regulation 10.2 of the Constitution, the maximum aggregate remuneration payable to non-executive Directors in any financial year to be increased from $250,000 to $350,000."

4. **Approval of Employee Share Plan**
   As an Ordinary Resolution to approve and adopt the establishment of an employee share plan for senior executives of the Company:

   "That for all purposes, the Company be authorised to adopt an employee share plan upon and subject to the terms and conditions of the employee share plan as summarised in the Explanatory Statement for the purpose of Listing Rule 7.2, exception 9."

5. **Issue of Shares to Managing Director**
   As an Ordinary Resolution to approve the allocation of shares to the Managing Director under an employee share plan:

   "That subject to and conditional on the passing of resolution 4, that in accordance with Section 208 of the Act and Listing Rule 10.11, the Company be authorised to issue 1,000,000 Shares to Dr Joseph Taylor, the Managing Director, under the employee share plan and on the terms set out in the Explanatory Statement."

dlw 4/24

6. **Change of Company Name**
As a Special Resolution to approve the change of name of the Company:

"In accordance with Section 157(1) of the Act, the Company be authorised to change the name of the Company from Atlas Pacific Limited to Atlas South Sea Pearl Limited."

7. **Remuneration Report**
In accordance with Section 250R (2) of the Corporations Act 2001, the Directors seek approval for the Remuneration Report for the year ending 31 December 2005.

The vote of this resolution is advisory and does not bind the Directors or the Company.

To transact any other business, which may be brought forward in conformity with the Company's Constitution.

BY ORDER OF THE BOARD

S.C.B. Adams
Company Secretary
11th April 2006
Perth, Western Australia

For the purpose of Regulation 5.6.36 of the Act the Directors have specified 11:30 am WST on 28th May 2006 as the time and date on which the identity of those who are entitled to attend and vote at the meeting will be determined.

A Shareholder entitled to attend and vote at a meeting of the Shareholders is entitled to appoint not more than two proxies to attend and vote instead of the Shareholder. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes each proxy may exercise half the votes. A proxy need not be a Shareholder.

Voting Exclusion Statement

The Company will disregard any vote cast on:

Resolution 3	By any Director or any of their associates;
Resolution 4	By any person who is entitled to participate in the employee share plan or any of their associates; and
Resolution 5	By Dr Joseph Taylor or any of his associates;

unless the vote is cast by such a person as proxy for another person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form as the proxy decides.

EXPLANATORY STATEMENT

Resolution 2 – Election of Director

Mr Steven Birkbeck was appointed to the Board prior to the last annual general meeting. However, this appointment was made after the notice of meeting had been sent to Shareholders and therefore his election was not the subject of a vote by Shareholders at the 2005 annual general meeting.

The Constitution requires that each Director appointed since the date of the Company's last general meeting of the Company, must retire from office and seek election at the next annual general meeting. Accordingly, Mr Birkbeck retires and being eligible, offers himself for election as a Director.

Mr Birkbeck is the founder and former CEO of Mt Romance, an Australian company that has become one of the largest producers of sandalwood oil in the world. Mr Birkbeck has extensive marketing expertise, especially in the luxury goods markets. He has been presented with a number of excellence awards in relation to the success of Mt Romance and brings this extensive business development skill to the Board.

Resolution 3 – Non-executive Directors' remuneration

Listing Rule 10.17 and Regulation 10.2 of the Constitution provide that the maximum aggregate amount of the remuneration payable as Director's fees to non-executive Directors is to be determined by Shareholders in a general meeting.

The remuneration paid by the Company to executive Directors is not included in the maximum aggregate amount of Directors' fees for the purpose of this resolution.

The last time Shareholders approved an increase in non-executive Directors' fees was 22 May 2002, at which time the maximum aggregate non-executive Directors fees were increased to $250,000 per annum.

The Board is seeking to increase the maximum aggregate remuneration that can be paid to non-executive Directors from $250,000 per annum to $350,000 per annum.

There are currently four non-executive Directors. It is proposed that the remuneration of each existing non-executive Directors be increased from the current level of $170,040 per annum (including superannuation) to $224,000 per annum (including superannuation) in the current year.

The increase of the approved maximum aggregate remuneration would allow for the inclusion of an additional Director in due course or the payment to existing non-executive Directors for any additional work that might be undertaken by them over and above their functions as a Board member. The Board believes that the proposed increased remuneration is in line with the remuneration of non-executive Directors of similar sized organisations that are listed on ASX.

This resolution is also put to Shareholders pursuant to section 195 of the Act. This section permits Directors to seek Shareholder approval to a given matter where a majority of Directors have a material personal interest in a matter being considered by the Board and there is an insufficient number of independent Directors remaining to consider the resolution. Accordingly since a majority of the Directors are materially interested in this resolution, Shareholder approval is sought for the purpose of section 195 of the Act.

Resolution 4 – Employee Share Plan

The Board wishes to establish an employee share plan ("Plan") which will provide senior employees of the Company with an opportunity to participate in the Company's future growth and provide them with an incentive to contribute to that growth.

The main terms of the Plan are summarised in **Annexure A**.

A copy of the Plan will be made available for inspection at the Company's registered office until (and during) the General Meeting.

Broadly speaking, without Shareholder approval, ASX Listing Rule 7.1 prohibits the Company issuing equity securities which in aggregate exceed 15% of the fully paid ordinary share capital in any 12 month period.

ASX Listing Rule 7.2 provides at exception 9(b) that Listing Rule 7.1 does not apply in respect of the issue of securities of the Company under an employee incentive scheme if the scheme has been approved by Shareholders within 3 years from the date of issue of the relevant securities.

Accordingly, this resolution seeks the approval of Shareholders to authorise the Company to adopt the Plan as an exception to Listing Rule 7.1 pursuant to Listing Rule 7.2 exception 9(b).

There have been no Shares previously issued under the Plan.

It is proposed that a maximum of 4,000,000 Shares will be offered to senior executives of the Company under the Plan with 2,800,000 Shares initially being offered to the following senior executives:

- Dr Joseph Taylor (Managing Director);
- Mr Jan Jorgensen (Project Manager);
- Mr Jens Knauer (Technical Manager);
- Mr Simon Adams (Company Secretary and Financial Controller);
- Mr Karl Pearce (Farm Manager);

(the "Initial Plan Participants")

The Board has an absolute discretion to determine the issue price of Shares issued under the Plan ("Plan Shares") with the issue price to be at a discount to the current market price of the Shares as quoted on ASX one day immediately preceding the date of the Offer.

The above Shares will be offered to the Initial Participants at an issue price of $0.29 per Share. As at the date of this Notice, the weighted average price at which Shares were traded on ASX in the one week period up to and including 11 April 2006 was $0.3104. In the last 12 months, the Shares have traded on the ASX between the range of $0.3600 and $0.1900.

The Board wishes to implement the Plan as a means of rewarding existing senior executives and providing them with an incentives to remain with the Company for the long term as well as aligning the incentives of the senior executives selected to participate in the Plan more closely with Shareholders. The Initial Plan Participants have served an average of 7.5 years of service with the Company and have been instrumental in the development of the Company's business to where it is today.

In today's climate of full employment and given the remote location of the employment of the Initial Plan Participants, it is difficult to attract and retain senior staff and the Plan is seen by the Board as a means of providing the incentive that is required to retain their employment.

Resolution 5 – Issue of shares to Managing Director

In accordance with Listing Rules and the Act, Shareholders are being asked to allow Dr Joseph Taylor to participate in the Plan on the same terms and conditions as described in Resolution 4 and to approve the issue of 1,000,000 Shares to Dr Joseph Taylor, the Managing Director of the Company.

The Board has seen fit to provide a remuneration incentive to Dr Joseph Taylor by way of the allocation of Shares at an issue price of $0.29 per Share. This remuneration is seen as a means of rewarding Dr Taylor for his past service to the Company and also as a means of

aligning the objectives of Shareholders to maximise returns through profitability with those of the Company's Managing Director.

In accordance with Section 219 of the Act, the following information is provided to shareholders to determine how they will vote on this matter:

(a) **The related party to whom the financial benefit is being given**

The benefit will be provided to Dr Joseph Taylor, in his capacity as Managing Director.

(b) **The nature of the financial benefits**

The financial benefit to be provided is 1,000,000 Shares issued at $0.29 per Share on the terms and conditions set out in the Explanatory Statement and in Annexure A.

Details of the total benefits received by Dr Taylor in his capacity as managing Director are set out elsewhere in the Explanatory Statement (See Resolution 7 – Remuneration Report).

Below is a table showing the number of Shares held by Dr Taylor pre and post the issue of Plan Shares pursuant to Resolution 5.

Director	No. of Shares held on the Issue of the Shares	No. of Shares held post the issue of the Shares
Mr Taylor	20,000	1,020,000

(c) **Director's Recommendation**

All Directors except Dr Taylor, who has a material interest in the outcome of the proposed resolution, recommend that Shareholders vote in favour of the proposed resolution. Directors of the company unanimously support this benefit being provided to Dr Taylor. The reason for their support is that this provides incentive for the long term employment of a key executive employee and also aligns the objectives of management of the Company more closely with those of Shareholders.

(d) **Directors Interest in Outcome of Proposed Resolution**

Dr Taylor's interest in the outcome of the proposed resolution is set out above. No other Directors have an interest in the outcome of the proposed resolution.

(e) **Any other information that is reasonable required by Shareholders to make a Decision and that is know to the Company or any of its Directors**

The Shares are to be issued to Dr Taylor at $0.29. This is under the same issue price as the Plan Shares issued to other employees under Resolution 4.

As at 11 April 2006, the Company has 87,810,254 Shares on issue. If the Shares under this resolution were issued to Dr Taylor and no other Shares were issued by the Company (including Shares issued pursuant to Resolution 4), the shareholdings of Shareholders would, based on the current issued share capital of the Company be diluted by 1.13%.

Dr Taylor will be provided with an interest-free loan to acquire the Plan Shares which together with the issue of the Plan Shares at a discount to the Company's market price will represent an opportunity cost of capital to the Company.

There will be no adverse taxation effects from the allocation of these shares (including fringe benefits tax) for the provision of an interest free loan to the Company.

Dr Taylor will be entitled to 50% of the Plan Shares after completion of two years of employment with the Company from the date of the issue of the Plan Shares and will become entitled to the remaining 50% of the Shares after he has completed three years employment with the Company from the date of issue of the Plan Shares.

There is no other information known to the Directors that is reasonably required by Shareholders to make a decision on whether or not it is in the best interests of the Company to pass this resolution.

ASX Listing Rule 10.11 provides that a company must not issue Shares to a Director without the Company obtaining prior shareholder approval. Accordingly, under this resolution, the Company seeks the approval of Shareholders to allow the Company to issue the Shares to Dr Taylor.

The issue price and the terms of the Shares issued pursuant to this Resolution are detailed above and also in **Annexure A**. The Shares will rank equally in all respects with all other Shares and will be issued to Directors as soon as practicable after the date of the Meeting and in any event within 1 month.

No funds will be raised from the issue of Shares pursuant to this Resolution.

Resolution 6 – Change of Company Name

To reflect the core activities of the company more accurately, it is proposed that the name be changed from Atlas Pacific Limited to Atlas South Sea Pearl Limited. It is proposed that a stronger brand identity will be developed around this name. The inclusion of the words "South Sea Pearl" reflects more accurately the product that the Company produces and sells.

Resolution 7 – Remuneration Report

Section 249L (2) of the Act requires the Company to inform Shareholders that a resolution on the Remuneration Report will be put at the Annual General Meeting. Section 250R(2) of the Act requires that the Directors seek approval of the Remuneration Report relating to Directors and nominated executive employees as contained within the Annual Report from Shareholders at the Annual General Meeting.

However, in accordance with section 250R (3) of the Act, Shareholders should note that Resolution 6 is an 'advisory only' resolution which does not bind the Directors.

Following consideration of the Remuneration Report, the Chairman, in accordance with section 250SA of the Act, must give Shareholders a reasonable opportunity to ask questions about or make comments on, the Remuneration Report.

The Remuneration Report for 2005 as set out in the Company's Annual Report is as follows:

Key Management Personnel Remuneration

a. Compensation - Directors
2005

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.J. Arrow	30,000	-	2,700	-	32,700
Mr S.P. Birkbeck[1]	21,250	-	1,913	-	23,163
Mr I.M. Murchison	36,000	-	3,240	-	39,240
Mr G.R.W Snow	60,000	-	5,400	-	65,400
Dr J.J.U. Taylor	225,443	28,114	4,075	-	257,632
	372,693	28,114	17,328	-	418,135

1. Mr. Birkbeck was appointed as a director on 15 April 2005.

b. Compensation - executives
2005

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.C.B. Adams	110,000	-	9,900	-	119,900
Mr J.S. Jorgensen	183,775	-	-	-	183,775
Mr J. Knauer	129,837	-	-	-	129,837
	423,612	-	9,900	-	433,512

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, is based on a number of factors, including length of service, particular experience of the individual concerned and overall performance of the Company. The Company's earnings in the current year are not always directly related to any salary increases for senior management. Consideration is also given to the operational achievements in the current period which will be reflected in future financial performance.

The contracts for service between the Company and specified Directors and executives, other than the Managing Director, are on a continuing basis, the terms of which are not expected to change in the immediate future. The Managing Director, Dr J Taylor, is on a contract which expires in December 2007. This may be renewed for a further fixed period by mutual agreement of both parties. Upon retirement, Directors and executives are paid employee benefit entitlements accrued to the date of retirement.

The Board has proposed the establishment of an employee share plan (refer Resolution 4 above) that will allow the Company to issue shares to senior executives for the purpose of rewarding long term senior employees and providing them with an incentive to continue their employment with the Company and align their objectives more closely with Shareholders.

Annexure A

Summary of the Main Terms of the Employee Share Plan

A general description of the Plan is set out below. A copy of the Plan is available at the Company's registered office. Alternatively a copy of the Plan will be forwarded to Shareholders free of charge by contacting the Company Secretary on +61 (0)8 9380 9444.

Overview

The Company has implemented an employee share plan to be called the Atlas Pacific Executive Share Plan ("Plan") by which the Company's Board may issue to full time or part time employees of the Company or its subsidiaries including Executive Directors.

The Plan will be administered in accordance with the terms of Plan rules which are summarised below:

(a) Share Issue

The Board may offer Shares to full-time or part-time employees of the Company or its subsidiaries whom have been employed by the Company for a minimum of 3 years. The Board may determine at their discretion the eligibility of employees and the number of Shares offered to each participant in the Plan.

Executive Directors are also entitled to participate under the Plan, however any grant of Shares under the Plan to Executive Directors will require shareholder approval pursuant to the ASX Listing Rules and Corporations Act.

(b) Issue Price

The Board has an absolute discretion to determine the issue price of Shares issued under the Plan. The issue price will be determined by the Directors at a discount to the current market price of the Shares as quoted on ASX one day immediately preceding the date of the Offer.

(c) Non-recourse Interest Free Loan

The Company will provide a non recourse interest free loan to employees to fund the subscription of Shares under the Plan in which case the loan will be repaid by way of payments equal to the dividend payments (if any) paid in relation to those Shares. The loan must be repaid in full by the participating employee before the participant becomes entitled to the Shares.

(d) Restrictions on Issue

The offer of Shares under the Plan are made in accordance with a restriction contained in the relief granted by ASIC that, subject to various exclusions prescribed by ASIC, the number of Shares issued to employees pursuant to the Plan over a 5 year period must not exceed 5% of the total number of Shares in the issued capital of the Company.

The Shares under the Plan are held on trust for employees for three years during which time the employees cannot sell or otherwise deal in the shares. Participants receive dividends (which are applied to pay off the loan until such time the loan is paid) and can exercise voting rights whilst the shares are on trust.

(e) Vesting of Shares

The participants will become entitled to 50% of the shares after two (2) years of employment with the Company from the date of issue of the Shares. The remaining 50% of the shares will become available to the participating employee after they have completed three (3) years of employment with the Company from the date of issue of the Shares.

(e) Term of Plan

The ESP will have a term of three years.

Glossary

In this Notice of Meeting and Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

Act means Corporations Act 2001 (Cth).

ASIC means Australian Securities and Investments Commission.

ASX means the Australian stock Exchange.

ASX Listing Rules or **Listing Rules** means the Listing Rules of the ASX.

Board means the Board of Directors.

Company or **Atlas Pacific** means Atlas Pacific Limited (ABN 32 009 220 053).

Constitution means the constitution of the Company.

Director means a director of the Company.

Initial Plan Participants means Dr Joseph Taylor, Mr Jan Jorgensen, Mr Jens Knauer, Mr Simon Adams and Mr Karl Pearce.

Market Price means the prevailing price of the Shares traded on ASX.

Offer means an offer of Shares made in accordance with the Plan to eligible employees.

Meeting means the Company's general meeting of shareholders to be held on 30 May 2006.

Plan means the executive employee share plan established by the Company to reward and retain long serving employees of the Company.

Plan Shares means Shares issued to employees pursuant to the Plan.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a shareholder of the Company.

WST means Western Standard Time in Australia,